UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AMICUS THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

03152W 10 9

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03152W 10 9	13G/A	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FHM IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 2,600,014
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 2,600,014

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,014
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All percentage ownership reported in this Schedule 13G/A is based on 22,575,392 shares of Common Stock, par value $.01 per share (“Common Stock”), outstanding as of October 27, 2008, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2008.

CUSIP No. 03152W 10 9	13G/A	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRAZIER HEALTHCARE IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 2,586,886
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 2,586,886

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,886
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 03152W 10 9	13G/A	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FHM IV, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 2,600,014
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 2,600,014

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,014
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 03152W 10 9	13G/A	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FHM V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 920,664
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 920,664

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,664
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 03152W 10 9	13G/A	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRAZIER HEALTHCARE V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 920,664
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 920,664

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,664
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 03152W 10 9	13G/A	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FHM V, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 920,664
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 920,664

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,664
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 03152W 10 9	13G/A	Page 8 of 13 Pages

Item 1(a).	Name of Issuer:

AMICUS THERAPEUTICS, INC. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6 Cedar Brook Drive

Cranbury, NJ 08512

Item 2(a).	Name of Person Filing:

This Schedule 13G/A is being jointly filed by:

(i)	FHM IV, L.L.C., a Delaware limited liability company (“FHM IV, L.L.C.”), with respect to the shares of Common Stock of the Issuer held by Frazier Healthcare IV, L.P. (“FH IV”) and Frazier Affiliates IV, L.P. (“FA IV”). FHM IV, L.L.C. is the general partner of FHM IV, L.P. (“FHM IV”), which is the general partner of each of FH IV and FA IV. FHM IV, L.L.C. may be deemed to beneficially own the securities held by each of FH IV and FA IV.

(ii)	FHM IV with respect to shares of Common Stock of the Issuer held by each of FH IV and FA IV. FHM IV is the general partner of each of FH IV and FA IV and may be deemed to beneficially own the securities held by each of FH IV and FA IV.

(iii)	FH IV with respect to shares of Common Stock of the Issuer that it holds directly.

(iv)	FHM V, L.L.C., a Delaware limited liability company (“FHM V, L.L.C.”), with respect to the shares of Common Stock of the Issuer held by Frazier Healthcare V, L.P. (“FH V”). FHM V, L.L.C. is the general partner of FHM V, L.P. (“FHM V”), which is the general partner of FH V. FHM V, L.L.C. may be deemed to beneficially own the securities held by FH V.

(v)	FHM V with respect to shares of Common Stock of the Issuer held by FH V. FHM V is the general partner of FH V and may be deemed to beneficially own the securities held by FH V.

(vi)	FH V with respect to shares of Common Stock of the Issuer that it holds directly.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Address for FHM IV, L.L.C.; FH IV; and FHM IV; FH V; FHM V; and FHM V, L.L.C.:

601 Union Street, Suite 3200

Seattle, WA 98101

Item 2(c).	Citizenship:

FHM IV, L.L.C.—Delaware

FHM IV—Delaware

FH IV—Delaware

FH V—Delaware

FHM V—Delaware

FHM V, L.L.C.—Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

03152W 10 9

Item 3.	Not applicable.

CUSIP No. 03152W 10 9	13G/A	Page 9 of 13 Pages

Item 4.	Ownership.

Please provide the following information regarding the aggregate number and percentage of the class of the securities of the issuer identified in Item 1.

FHM IV

(a)	Amount beneficially owned: 2,600,014

(b)	Percent of class: 11.5%

(c)	Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,600,014

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,600,014

FH IV

(a)	Amount beneficially owned: 2,586,886

(b)	Percent of class: 11.5%

(c)	Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,586,886

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,586,886

FHM IV, L.L.C.

(a)	Amount beneficially owned: 2,600,014

(b)	Percent of class: 11.5%

(c)	Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,600,014

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,600,014

FHM V

(a)	Amount beneficially owned: 920,664

(b)	Percent of class: 4.1%

(c)	Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 920,664

(iii)	Sole power to dispose or to direct the disposition of : 0

(iv)	Shared power to dispose or to direct the disposition of: 920,664

FH V

(a)	Amount beneficially owned: 920,664

(b)	Percent of class: 4.1%

(c)	Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 920,664

(iii)	Sole power to dispose or to direct the disposition of : 0

(iv)	Shared power to dispose or to direct the disposition of: 920,664

FHM V, L.L.C.

(a)	Amount beneficially owned: 920,664

(b)	Percent of class: 4.1%

(c)	Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 920,664

(iii)	Sole power to dispose or to direct the disposition of : 0

(iv)	Shared power to dispose or to direct the disposition of: 920,664

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 03152W 10 9	13G/A	Page 10 of 13 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 2(a) and 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03152W 10 9	13G/A	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date

FHM IV, L.L.C.

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM IV, L.P.
By:	FHM IV, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FRAZIER HEALTHCARE IV, L.P.
By:	FHM IV, L.P., its General Partner
By:	FHM IV, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM V, L.L.C.

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM V, L.P.
By:	FHM V, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FRAZIER HEALTHCARE V, L.P.
By:	FHM V, L.P., its General Partner
By:	FHM V, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

CUSIP No. 03152W 10 9	13G/A	Page 12 of 13 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 03152W 10 9	13G/A	Page 13 of 13 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

February 17, 2009
Date

FHM IV, L.L.C.

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM IV, L.P.
By:	FHM IV, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FRAZIER HEALTHCARE IV, L.P.
By:	FHM IV, L.P., its General Partner
By:	FHM IV, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM V, L.L.C.

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM V, L.P.
By:	FHM V, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FRAZIER HEALTHCARE V, L.P.
By:	FHM V, L.P., its General Partner
By:	FHM V, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer